SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended: December 31, 2001

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from	to

Commission file number      1-2384

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The TRW Canada Stock Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

TRW Inc.
1900 Richmond Road
Cleveland, Ohio 44124

Audited Financial Statements

The TRW Canada Stock
 Savings Plan

December 31, 2001 and 2000

Plan Number: 027

Plan Sponsor
TRW Inc.

Employer Identification Number: 34-0575430

Plan Administrator
TRW Inc.

REPORT OF INDEPENDENT AUDITORS

To the Participants and the Board of Administration of
The TRW Canada Stock Savings Plan

We have audited the statements of financial condition of the TRW Stock Fund, Pooled Money Market Fund Employees Profit Sharing Plan, Pooled Balanced Fund Registered Retirement Savings Plan and Pooled Money Market Fund Registered Retirement Savings Plan [constituting The TRW Canada Stock Savings Plan] as at December 31, 2001 and 2000 and the related statements of operations and changes in fund equity for these funds for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the funds ofThe TRW Canada Stock Savings Plan as at December 31, 2001 and 2000 and the results of their operations and the changes in fund equity for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ Ernst & Young LLP

Mississauga, Canada, March 27, 2002	Chartered Accountants

The TRW Canada Stock Savings Plan
TRW Stock Fund

STATEMENTS OF FINANCIAL CONDITION

As at December 31

	2001	2000
	$	$

	(expressed in Canadian dollars)
ASSETS
Cash	—	11,107
Receivable from TRW Canada Limited	107,658	138,306
Investments at quoted market value TRW Inc. common stock	1,463,201	1,183,437

	1,570,859	1,332,850

LIABILITIES AND FUND EQUITY
Withdrawals, terminations and short-term distributions	1,132,550	903,887
Fund equity [including net unrealized appreciation of investments]	438,309	428,963

	1,570,859	1,332,850

Number of shares outstanding at December 31	24,820.69	20,367.00

Fund equity per share at December 31	17.66	22.98

See accompanying notes

The TRW Canada Stock Savings Plan
TRW Stock Fund

STATEMENTS OF OPERATIONS AND
CHANGES IN FUND EQUITY

Years ended December 31

	2001	2000
	$	$

	(expressed in Canadian dollars)
INVESTMENT INCOME
Dividends on TRW Inc. common stock	20,663	16,461
Interest	96	539

	20,759	17,000

CONTRIBUTIONS
Participants	700,895	707,339
TRW Canada Limited 50% of total participants’ contributions to all funds	595,469	597,775

	1,296,364	1,305,114

Net realized/unrealized gain (loss)	74,763	(159,127)

	1,391,886	1,162,987

Less withdrawals and terminations
Paid
Cash	12,351	1,288
TRW Inc. common stock 3,590 shares in 2001; 200 shares in 2000	237,639	74,045

	249,990	75,333

Payable
Cash	6,651	11,436
TRW Inc. common stock 17,761 shares in 2001; 15,589 shares in 2000	1,125,899	892,451

	1,132,550	903,887

	1,382,540	979,220

Net increase in fund equity	9,346	183,767
Fund equity at January 1	428,963	245,196

Fund equity at December 31	438,309	428,963

See accompanying notes

The TRW Canada Stock Savings Plan
Pooled Money Market Fund Employees Profit Sharing Plan

STATEMENTS OF FINANCIAL CONDITION

As at December 31

	2001	2000
	$	$

	(expressed in Canadian dollars)
ASSETS Cash	—	21
Receivable from TRW Canada Limited	491	23,409
Investments at market value Clarica Perigee T-Plus Fund NR	279,016	251,863

	279,507	275,293

LIABILITIES AND FUND EQUITY Withdrawals, terminations and short-term distributions	201,447	218,947
Fund equity	78,060	56,346

	279,507	275,293

Number of units outstanding at December 31	26,405.26	25,858.15

Fund equity per unit at December 31	2.96	2.18

See accompanying notes

The TRW Canada Stock Savings Plan
Pooled Money Market Fund Employees Profit Sharing Plan

STATEMENTS OF OPERATIONS AND
CHANGES IN FUND EQUITY

Years ended December 31

	2001	2000
	$	$

	(expressed in Canadian dollars)
Interest income	7,909	8,905
Participants’ contributions	234,571	238,091

	242,480	246,996

Less cash withdrawals and terminations
Paid	19,319	31,715
Payable	201,447	204,784

	220,766	236,499

Net increase in fund equity	21,714	10,497

Fund equity at January 1	56,346	45,849

Fund equity at December 31	78,060	56,346

See accompanying notes

The TRW Canada Stock Savings Plan
Pooled Balanced Fund Registered Retirement Savings Plan

STATEMENTS OF FINANCIAL CONDITION

As at December 31

	2001	2000
	$	$

	(expressed in Canadian dollars)
ASSETS
Cash	—	9
Receivable from TRW Canada Limited	2,038	18,964
Dividends receivable	—	18,692
Investments at quoted market value Clarica Brinson Canada, Balanced Fund	925,022	869,927

	927,060	907,592

LIABILITIES AND FUND EQUITY
Withdrawals, terminations and short-term distributions	10,796	43,045
Fund equity [including net unrealized appreciation of investments]	916,264	864,547

	927,060	907,592

Number of units outstanding at December 31	64,095.22	49,447.60

Fund equity per unit at December 31	14.30	17.48

See accompanying notes

The TRW Canada Stock Savings Plan
Pooled Balanced Fund Registered Retirement Savings Plan

STATEMENTS OF OPERATIONS AND
CHANGES IN FUND EQUITY

Years ended December 31

	2001	2000
	$	$

	(expressed in Canadian dollars)
Income	4	49,441

Contributions
Participants’ contributions	207,480	183,056

	207,480	183,056

Net realized/unrealized gain (loss)	(45,151)	24,113

	162,333	256,610

Less cash withdrawals and terminations
Paid	99,820	48,311
Payable	10,796	43,045

	110,616	91,356

Net increase in fund equity	51,717	165,254
Fund equity at January 1	864,547	699,293

Fund equity at December 31	916,264	864,547

See accompanying notes

The TRW Canada Stock Savings Plan
Pooled Money Market Fund Registered Retirement Savings Plan

STATEMENTS OF FINANCIAL CONDITION

As at December 31

	2001	2000
	$	$

	(expressed in Canadian dollars)
ASSETS
Cash	—	1
Receivable from TRW Canada Limited	1,043	6,699
Investments at market value Clarica Perigee T-Plus Fund	302,189	306,899

	303,232	313,599

LIABILITIES AND FUND EQUITY
Withdrawals, terminations and short-term distributions	7,038	9,075
Fund equity	296,194	304,524

	303,232	313,599

Number of units outstanding at December 31	22,026.86	31,359.85

Fund equity per unit at December 31	13.45	9.71

See accompanying notes

The TRW Canada Stock Savings Plan
Pooled Money Market Fund Registered Retirement Savings Plan

STATEMENTS OF OPERATIONS AND
CHANGES IN FUND EQUITY

Years ended December 31

	2001	2000
	$	$

	(expressed in Canadian dollars)
Interest income	13,943	15,069
Participants’ contributions	74,215	67,391

	88,158	82,460

Less cash withdrawals and terminations
Paid	89,450	18,699
Payable	7,038	9,075

	96,488	27,774

Net increase (decrease) in fund equity	(8,330)	54,686

Fund equity at January 1	304,524	249,838

Fund equity at December 31	296,194	304,524

See accompanying notes

1. GENERAL PLAN PROVISIONS

     The investment programs of The TRW Canada Stock Savings Plan [the “Plan”] are as follows:

Participant contributions

Upon enrollment or re-enrollment, each participant directs that his contributions [computed in increments of one percent, from two percent to six percent of qualifying compensation] are to be invested in accordance with any of the following investment options:

[a]	100% in the TRW Stock Fund [the common stock of TRW Inc. in accordance with the Trust agreement and the Plan].

[b]	100% in the Pooled Money Market Fund Employees Profit Sharing Plan. At present, the Trustee invests all of the Pooled Money Market Fund amounts in the Clarica Perigee T-Plus Fund NR in accordance with the Trust agreement and the Plan.

[c]	100% in the Pooled Balanced Fund Registered Retirement Savings Plan. At present, the Trustee invests all of the Pooled Balanced Fund amounts in the Clarica Brinson Canada, Balanced Fund in accordance with the Trust agreement and the Plan.

[d]	100% in the Pooled Money Market Fund Registered Retirement Savings Plan. At present, the Trustee invests all of the Pooled Money Market Fund amounts in the Clarica Perigee T-Plus Fund in accordance with the Trust agreement and the Plan.

[e]	A combination of options [a] through [d] in multiples of 25%.

Such direction may be revised on 30 days prior notice, effective January 1 of any year.

TRW Canada Limited contributions

TRW Canada Limited shall contribute to the Plan for each month, out of current or accumulated earnings, an amount equal to 50% of participant contributions for such month. TRW Canada Limited contributions vest immediately.

All TRW Canada Limited contributions are invested in the TRW Stock Fund.

TRW Canada Limited does not charge a fee for administering the Plans.

The number of participants in each Fund at December 31 is as follows:

	2001	2000
	#	#

TRW Stock Fund	511	586
Pooled Money Market Fund Employees Profit Sharing Plan	92	128
Pooled Balanced Fund Registered Retirement Savings Plan	131	153
Pooled Money Market Fund Registered Retirement Savings Plan	54	62

The total number of participants in the Plan is less than the sum of the number of participants shown above because many are participating in more than one Fund.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are within the framework of the accounting policies summarized below.

Gains and losses on investments

The realized gains or losses on disposition or transfer of an investment is determined from the market value of the investment at the date of disposition or transfer and the average cost base of that specific pool of investments prior to the disposition or transfer.

Unrealized gains or losses are determined as the net effect of the change in appreciation (depreciation) of investments from January 1 to December 31, based on market value and the average cost base of each investment at those respective dates.

Income recognition

Dividends are recognized as earned.

Interest income is recognized as it is earned consistent with the accrual basis of accounting.

3. INCOME TAXES

The Plan is exempt from Canadian federal income taxes under provisions of the Income Tax Act (Canada) [the “Act"]. Federal income tax consequences to the participants under the Plan are as provided in the Act. TRW Canada Limited contributions are taxable to the participants as is the income and all post-1971 capital gains less post-1971 capital losses of the Plan, all of which are allocated to the participants by the Trustee during the year, whether or not such amounts are paid to the participants by the Trustee during the year. In some circumstances, the amounts taxable could exceed the amounts allocated. The amount of foreign non-business income taxes paid on foreign source income by the trusts under the Plan for the year is allocated to and deemed to have been paid by the participants for Canadian federal income tax purposes. Participants who are non-resident taxpayers are subject to special rules depending on whether they have performed duties in Canada during the year and are subject to 15% withholding tax on amounts paid or credited to them under the Plan.

4. RELATED PARTY TRANSACTIONS

All expenses related to the Plan are paid by TRW Canada Limited.

5. STATEMENT DISCLOSURE

The costs of the investments have not been shown parenthetically as the cost is not tracked or disclosed by the Trustee in their reporting to us.

The realized and unrealized gains and losses have not been disclosed separately as the Trustee does not segregate this information in their reporting to us.

6. COMPARATIVE FIGURES

Certain comparative figures on the statements of operations and changes in fund equity have been reclassified to conform with this years presentation.

SIGNATURES

     The Plan. Pursuant to requirements of the Securities Exchange Act of 1934, the Board of Administration of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The TRW Canada Stock Savings Plan

Date:	March 29, 2002	By:	/s/ Kathleen A. Weigand

Kathleen A. Weigand Attorney-in-fact

EXHIBIT INDEX

EXHIBIT	EXHIBIT
NUMBER	DESCRIPTION

23	Consent of Ernst & Young LLP
24	Power of Attorney